SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          TURBODYNE TECHNOLOGIES, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   89990 51 0
                                 (CUSIP Number)

                                 JASON M. MEYERS
                                       and
                             ASPATUCK HOLDINGS LTD.
                           645 FIFTH AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
                                  212.848.0218
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 2, 2005
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 89990 51 0                                                 Page 2 of 5
---------------------- -------------------------------------------- ------------
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Holdings Ltd. (EIN # 42-1548572), directly and
           Jason H. Meyers, indirectly as control person of Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
------------------------------------------------------------------------
  3     SEC USE ONLY
------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO
------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER          107,178,550
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER              0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER     107,178,550
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER        0
------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        107,178,550
------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   33.9%
------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON CO,    IN
------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Turbodyne Technologies, Inc., a Nevada corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 2022 Cliff Drive, #128,Santa Barbara California 93109


ITEM 2. IDENTITY AND BACKGROUND:

     This statement is being filed by Aspatuck Holdings Ltd., a Nevada corporation ("AHL") and by Jason M. Meyers ("Meyers") as control person of Reporting Person (beneficial owner of the securities). The principal business of the Reporting Person is business of operating as a private investment fund. The business address of the Reporting Person and of Meyers is 645 Fifth Avenue, 8th Floor, New York, New York 10022.

     The sole director of AHL is Meyers.

     The sole executive officer of AHL is Meyers, who is the President of AHL.

       The principal occupation of Mr. Meyers is President of AHL.

     Neither AHL nor Meyers has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither AHL nor Meyers has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Meyers is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

    AHL acquired the shares of Issuer pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 2005 by and among Turbodyne Technologies, Inc., its wholly subsidiary, Turbodyne Acquisition Corp. and Aspatuck Holdings Nevada Inc., ("Nevada").Nevada was a majority-owned subsidiary of Aspatuck Holdings Ltd. ("AHL"). Upon the merger the shareholders of Nevada received 40% of the Company's Fully Diluted Shares Outstanding shares or 138,846,255 shares out of a total actual outstanding of 315,560,144 shares of the Company's Common Stock. There was no cash exchanged. These shares now account for 44% of the presently outstanding shares. AHL is beneficial owner of 107,178,550 shares or approximately 34% of the outstanding shares of the Company's Common Stock. As a controlling person of AHL, Meyers is the indirect beneficial owner of these shares.

ITEM 4. PURPOSE OF TRANSACTION:

   The purpose of the transaction was to enable new management to take control of the Issuer and resume the operations of the Issuer after the transaction. New management assumed office upon consummation of the transaction. Meyers is now the Chairman of the Board of Directors of the Issuer. Albert Case has also been elected as a director and is now President and chief executive officer. Eugene O'Hagan resigned as a director upon execution of the Agreement. Andrew Martyn-Smith also submitted his resignation as officer and director of the Issuer effective September 30, 2005. Based on the terms of the Merger Agreement, following the effective date of the merger, the merger consideration may increase, as a result of the issuance of additional securities relating in any way to events or transactions prior to the merger, including securities of the Issuer issued to raise funds to satisfy any pre- merger obligations. Based on this formula, substantial additional shares may be issued as consideration for the merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     AHL has sole voting power and sole dispositive power over approximately 107,178,550 shares. As such, AHL owns of record, as of the date of the Merger, approximately 33.9% of the outstanding common stock of Issuer. Meyers, through his control position of AHL, is an indirect beneficial owner of 33.9% of the outstanding common stock of Issuer and as a result Meyers may be deemed to have:

     o indirect sole voting power over the approx. 107,178,550 shares of common stock of Issuer held by AHL and

     o indirect sole dispositive power over the approx. 107,178,550 shares of common stock of Issuer held by AHL

     Meyers does not directly own any shares of common stock of Issuer.

     Neither AHL nor Meyers has effected any transactions in the Common Stock during the past 60 days.

     No person other than AHL (directly) and Meyers (indirectly) has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by AHL.

         The number of outstanding shares of common stock of the Issuer is based on information provided to AHL by the Issuer on September 9, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:


     The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. The Company is the beneficiary of the Consulting Agreement dated as of September 1, 2005, between Nevada and Stamford Research LLC, to provide the services of Albert Case ("Consultant") as the Issuer's chief executive officer. As compensation for Consultant's services under the Consulting Agreement, the Issuer or the Survivor is to pay Consultant a total of $33,000 (payable as $20,000 in cash and $13,000 through the issuance of shares of the Issuer's common stock at the market price at the time of the merger). The agreement is for a term of 90 days after the merger or 1,300,000 shares.

         Other than the Consulting Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among AHL or Meyers and Issuer or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 1 Agreement and Plan of Merger dated as of September 2005 by and between Turbodyne Technologies, Inc., Turbodyne Acquisition Corp. and Aspatuck Holdings Nevada, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of us hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005
                                                     Aspatuck Holdings, Ltd.

                                                     By: /s/ Jason M. Meyers
                                                     ---------------------
                                                     Jason M. Meyers, President

                                                     /s/ Jason M. Meyers
                                                     -------------------------
                                                     Jason M. Meyers